SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM 11 - K

(Mark One)

  [X]       ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
            SECURITIES EXCHANGE ACT OF 1934
            FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001;

                                       OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
            FOR THE TRANSITION PERIOD FROM ________ TO ________.

                        Commission file number: 0-13086
                                                -------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              FNB FINANCIAL SERVICES CORPORATION EMPLOYEES' SAVINGS
                          PLUS AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                       FNB FINANCIAL SERVICES CORPORATION
                              202 South Main Street
                        Reidsville, North Carolina 27320

                       FNB FINANCIAL SERVICES CORPORATION
                       EMPLOYEES' SAVINGS PLUS AND PROFIT
                                  SHARING PLAN




                              Financial Statements
                            for the three years ended
                                December 31, 2001

                       FNB FINANCIAL SERVICES CORPORATION
                       EMPLOYEES' SAVINGS PLUS AND PROFIT
                                  SHARING PLAN

                                    Contents

                                                                           Page

Report of Independent Accountants                                           2

Statements of Net Assets Available for Benefits
           December 31, 2001 and 2000                                       3

Statements of Changes in Net Assets Available for Benefits
           December 31, 2001, 2000 and 1999                                 4

Notes to Financial Statements                                             5 - 10

Supplemental Schedules*
           Schedule H - Line 4i - Schedule of Assets
                            (Held at End of Year)                           11


    * Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of FNB Financial Services Corporation
Employees' Savings Plus and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
------------------------------


Raleigh, North Carolina
June 26, 2002

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2001 AND 2000


                                                                2001            2000
                                                             ----------      ----------
Cash and cash equivalents                                    $   12,983      $   12,579
Investments, at fair value:
     Participant directed investments                         2,676,909       3,066,970
     FNB Financial Services Corporation Common stock
         (FNB Common Stock Fund)  61,457 units in 2001
              and 55,655 units in 2000                          817,874         507,966
                                                             ----------      ----------
                      Total investments                       3,494,783       3,574,936
                                                             ----------      ----------

Participant notes receivable                                     34,210          17,061
                                                             ----------      ----------
                       Total assets                           3,541,976       3,604,576
                                                             ----------      ----------

               Net assets available for benefits             $3,541,976      $3,604,576
                                                             ==========      ==========



                 See accompanying notes to financial statements.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


                                                            2001             2000              1999
                                                        -----------       -----------       -----------
Additions to net assets attributed to:
   Investment income (loss):
     Net realized and unrealized appreciation           $  (142,724)      $  (239,383)      $   (43,546)
(depreciation) in fair value of investments
     Interest and dividends                                  39,180            21,154            29,699
                                                        -----------       -----------       -----------

                        Total investment income (loss)     (103,544)         (218,229)          (13,847)
                                                        -----------       -----------       -----------


     Contributions:
            Participants'                                   367,506           383,934           221,581
            Employers'                                      122,745           132,300            84,924
                                                        -----------       -----------       -----------

                         Total contributions                490,251           516,234           306,505
                                                        -----------       -----------       -----------

     Transfer from merged Black Diamond Bank
        Profit Sharing Plan                                      --         1,729,345                --
                                                        -----------       -----------       -----------

                          Total additions                   386,707         2,027,350           292,658
                                                        -----------       -----------       -----------


Deductions from net assets attributed to:
     Benefits paid to participants                          404,644           201,906           347,635
     Administrative expenses                                 44,663            24,814            44,175
                                                        -----------       -----------       -----------

                          Total deductions                  449,307           226,720           391,810
                                                        -----------       -----------       -----------

                           Net increase (decrease)          (62,600)        1,800,630           (99,152)
                                                        -----------       -----------       -----------


Net assets available for benefits
     Beginning of year                                    3,604,576         1,803,946         1,903,098
                                                        -----------       -----------       -----------
     End of year                                        $ 3,541,976       $ 3,604,576       $ 1,803,946
                                                        ===========       ===========       ===========



                 See accompanying notes to financial statements.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                          Notes to Financial Statements
                        December 31, 2001, 2000 and 1999


Note 1 - Description of plan

The following description of the FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution plan covering all full-time employees of FNB Financial Services Corporation (the "Company") who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Board of Directors approved a plan to merge the Black Diamond Bank Profit Sharing Plan into the FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan as of January 1, 2000. The Black Diamond Savings Plan had net assets of $1,729,345 at December 31, 1999.

Contributions - Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Company makes matching contributions of 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Discretionary contributions may be contributed at the option of the Company's Board of Directors. The Company's Board of Directors has not elected to make a discretionary contribution in any of the plan years since existence. Contributions are subject to certain limitations.

Participant accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and
(b) Plan earnings. Each account is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant vests 20 percent per year until 100 percent vested after 5 years of credited service for both the matching and discretionary contributions.

Investment options - Upon enrollment in the Plan, a participant may direct their contributions in 10 percent increments in any of twelve investment funds, or in Company stock.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                          Notes to Financial Statements
                        December 31, 2001, 2000 and 1999


Note 1 - Description of plan (continued)

        Guaranteed Interest Fund - The portfolio is composed primarily of high-quality, fixed-income investments including public bonds, private placements, commercial mortgage loans and short-term investments.

        Core Bond Fund - The portfolio is composed primarily of investment-grade, publicly traded bonds including corporate, mortgage-backed, and government bonds.

        Balanced Fund - The portfolio is composed primarily of a diversified mix of fixed-income and equity securities and money market investments.

        Equity-Income Fund - The portfolio is primarily composed of large capitalization value oriented stocks that offer current income potential.

        Indexed Equity Fund - The portfolio is generally composed of stocks that comprise the Standard and Poor's 500 Index.

        Growth & Income Fund - The portfolio is composed of growth-oriented stocks for capital appreciation and dividend-paying stocks, bonds and convertible securities for current income.

        Growth Fund - The portfolio is generally stocks in companies believed to offer better than average prospects for long-term growth.

        Emerging Growth Fund - The portfolio is primarily composed of stocks believed to have better than average long-term growth potential, that are in early stage of their life cycle, with the potential to become major enterprises.

        Small Cap Value Fund - The portfolio is primarily composed of stocks of smaller capitalization companies with some unique product, market position or operating characteristic.

        Small Cap Growth Fund - The portfolio is primarily composed of stocks of small, rapidly growing companies with the potential for long-term growth.

        Mid Cap Growth Fund - The portfolio is primarily composed of stocks with capitalizations in the range of the Standard & Poor's Mid Cap 400 Index.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                    Notes to Financial Statements (continued)
                        December 31, 2001, 2000 and 1999

Note 1 - Description of plan (continued)

        International Equity Fund - The portfolio is primarily composed of stocks of varied-sized companies located around the world, including the Far East, Europe and emerging markets.

        FNB Financial Services Corporation Common Stock - Funds are invested principally in FNB Financial Services Corporation common stock purchased at current market prices.

The employer matching contribution is invested in the FNB Financial Services Corporation Common Stock Fund. The participants may not direct or redirect investments of employer matching contributions.

Participant loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participants' account and bear interest at a rate of prime plus 1%.

Payment of benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a reasonable period not to exceed the participant's life expectancy. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution, a deferred annuity to commence on the date the participant could have retired or leave the money in the account until reaching age 70 1/2. Under the last two options the account balance must be greater than $5,000.

Forfeited accounts - Forfeited nonvested employer matching accounts will be used to reduce future employer matching contributions. Forfeited nonvested employer profit sharing accounts shall be reallocated to remaining eligible participants' profit sharing accounts. Forfeited nonvested accounts totaled $3,438 at December 31, 2001 and $8,342 at December 31, 2000.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                    Notes to Financial Statements (continued)
                        December 31, 2001, 2000 and 1999

Note 2 - Summary of significant accounting policies

Basis of accounting - The financial statements of the Plan are prepared using the accrual method of accounting.

Investment valuation and income recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Quoted market prices are used to value investments. The Company stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits - Benefits are recorded when paid.

Cash and cash equivalents - The Plan considers highly liquid debt instruments purchased with maturity dates of three months or less to be cash equivalents.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                    Notes to Financial Statements (continued)
                        December 31, 2001, 2000 and 1999

Note 3 - Investments

The following presents investments that represent 5 percent or more of the Plan's assets at December 31, 2001 and 2000.


                                                                       2001            2000
                                                                   -----------     -----------
FNB Financial Services Corporation common stock
     61,457 units and 55,655 units, respectively                   $  817,874      $  507,966
Oppenheimer Int'l Equity Fund 1,369 units and 1,485 units,
     respectively                                                     139,761         200,011
Mass Mutual Indexed Equity Fund 9,369 units and 12,003
     units, respectively                                             796,017       1,164,904
Fidelity Equity Income II Fund 1,984 units and 2,035 units,
     respectively                                                     434,329         481,186
Mass Mutual Balanced Fund 3,062 units and 4,521 units,
     respectively                                                     272,440         429,395
Mass Mutual Guaranteed Interest Account 299,975 units,
     and 117,493 units, respectively                                 299,975         117,493



Net realized and unrealized appreciation (depreciation) in fair value of investments included in Plan equity for the years ended December 31, includes the following:



                                   2001           2000             1999
                                ---------       ---------       ---------
Mutual funds                    $ (76,640)      $  16,287       $ 206,362
Pooled investment accounts       (278,547)       (236,772)
FNB Financial Services
  Corporation Common Stock        212,463         (18,898)       (249,908)
                                ---------       ---------       ---------
                                $(142,724)      $(239,383)      $ (43,546)
                                =========       =========       =========


                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                    Notes to Financial Statements (continued)
                        December 31, 2001, 2000 and 1999

Note 4 - Nonparticipant-Directed Investments

Information about the net assets at December 31, 2001 and 2000 and the significant components of the changes in net assets relating to the nonparticipant-directed investments during the three years ended December 31, 2001 is as follows:

                                                              December 31
                                                        ----------------------
                                                          2001          2000
                                                        --------      --------
Non participant-directed investments
FNB Financial Services Corporation
   Common Stock                                         $817,874      $507,966
                                                        ========      ========


                                                              Year Ended December 31
                                                     -----------------------------------------
                                                       2001            2000            1999
                                                     ---------       ---------       ---------
Changes in non participant-directed investments
  Contributions:
      Participant                                    $  23,465       $  19,253       $  97,514
      Employer                                         122,745         132,300          84,924
  Dividends                                             26,850           7,537           7,562
  Net appreciation (depreciation)                      212,463         (18,898)       (249,908)
  Benefits paid to participants                        (54,286)        (26,654)        (78,151)
  Administrative expense                                (7,745)         (8,711)         (6,270)
  Net loan activity                                       (374)           (249)             --
  Forfeitures                                           (2,900)         (2,694)           (402)
  Transfers to participant-directed investments        (10,310)        (27,575)        (17,474)
                                                     ---------       ---------       ---------
                                                     $ 309,908       $  74,309       $(162,205)
                                                     =========       =========       =========


Note 5 - Plan termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 6 - Tax status

The Internal Revenue Service has determined and informed the Company by a letter dated February 11, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

Schedule H - Line 4i - Schedule of Assets Held for Investment Purposes at December 31, 2001.


Identity of issuer, borrower, lessor or                                         Number of                              Current
            similar party                       Description of Investment         units              Cost               Value
------------------------------------------     ----------------------------    -----------     ----------------     --------------
Mass Mutual                                    Guaranteed interest fund           299,975           $299,975             $299,975
Babson Core Bond                               Core bond fund                         835             90,185               98,063
Oppenheimer Growth and Income                  Growth and income fund                 548            102,341               90,464
Oppenheimer Emerging Growth                    Emerging growth fund                   899            124,367               82,737
Oppenheimer International Equity               International equity fund            1,369            224,926              139,761
Mass Mutual Indexed Equity                     Indexed equity fund                  9,369            946,984              796,017
Mass Mutual Growth Equity                      Growth fund                          1,927            224,357              175,952
Fidelity Equity Income II                      Equity income fund                   1,984            413,618              434,329
Mass Mutual Balanced                           Balanced fund                        3,062            270,006              272,440
Mass Mutual Small Cap Growth                   Small cap growth fund                  904            140,235              110,838
Mass Mutual Mid Cap Growth                     Mid cap growth fund                    904            113,637               82,091
Babson Small Cap Equity                        Small cap value fund                   884             98,690              107,225
Participant notes receivable                   Notes receivable                       N/A             34,210              34,210
FNB Financial Services Corporation stock       Employer stock                      61,457            637,484              817,874
                                                                                                ------------        -------------

                                                                                                 $ 3,721,015          $ 3,541,976
                                                                                                ============        =============

                                    SIGNATURE


           Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    FNB FINANCIAL SERVICES CORPORATION
                                    EMPLOYEES' SAVINGS PLUS AND PROFIT
                                    SHARING PLAN



Date:  June 26, 2002                By:  /s/ Richard L. Powell
                                         ------------------------------
                                         Richard L. Powell